UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2017

Commission file number: 001-36621

FOAMIX PHARMACEUTICALS LTD.
(Translation of registrant's name into English)

2 Holzman Street, Weizmann Science Park
Rehovot, Israel
 (Address of principal executive office)
_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Results of Extraordinary Meeting of the Shareholders

On November 27, 2017, Foamix Pharmaceuticals Ltd. (the “Company”) held an extraordinary meeting of shareholders (the “Meeting”). At the Meeting, the Company’s shareholders voted on two proposals, each of which is described in more detail in the Company’s proxy statement for the Meeting attached as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K the Company filed with the Securities and Exchange Commission on October 23, 2017 (the "Proxy Statement").

Based on the results and the majority requirements under the Israeli Companies Law 5759-1999 (the “Companies Law”) and the Company’s articles of association, the shareholders of the Company duly approved the following resolutions:

(1)	To approve the terms of cash compensation of Mr. David Domzalski, our Chief Executive Officer, for the period commencing as of July 1, 2017, and onward.

(2)	To approve the award of options and restricted share units to Mr. David Domzalski.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FOAMIX PHARMACEUTICALS LTD. (Registrant)

By:	/s/ Ilan Hadar
Name: Ilan Hadar
Title: Country Manager & CFO

Date: November 28, 2017